

July 24, 2009

Mr. R. Don Morris
President
Bullion Monarch Mining, Inc.
299 East 950 South
Orem, Utah 84058

> **Re: Bullion Monarch Mining, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2007**
> **Filed September 20, 2007**
> **Form 10-KSB for Fiscal Year Ended April 30, 2008**
> **Filed August 12, 2008**
> **Form 10-QSB for Fiscal Quarter Ended January 31, 2009**
> **Filed March 12, 2009**
> **Response Letter Dated July 13, 2009**
> **File No. 1-03896**

Dear Mr. Morris:

        We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exchange Act Reports

1.   We note your response contained in your letter dated July 13, 2009. Please expand your response to address the following items:

   - Please clarify if the adjustments you describe in your response have previously occurred or are expected to be made at a near term date. We note for instance that your response states, the "accumulated deficit will be taken to zero".

- Please provide us with a roll-forward of the Company's equity account balances both prior and subsequent to the reorganization event.

- In conjunction with the roll-forward requested above, provide an explanation of the accounting for the equity accounts of old Bullion and the accounts of new Bullion at the time of the reorganization.

- Tell us how you determined the value of the shares of new Bullion and identify the accounting guidance followed in support of your conclusion.

- We note in your response that certain debts were exchanged for common stock of New Bullion and that you followed the guidance in SFAS 15. Please clarify how you determined the fair value of the equity securities issued to settle these debts.

- Please also clarify if these shares issued in satisfaction of debts resulted in a gain in accordance with paragraph 15 of SFAS 15. Otherwise, please explain why this exchange of debt for equity represents a troubled debt restructuring. Please refer to paragraph 7 of SFAS 15.

- Explain how you have accounted for the shares of new Bullion that have not been issued pending the location of the old Bullion shareholders.

- Please explain why you have or will reduce the accumulated deficit as an offset to additional paid in capital if you do not believe the company qualifies for quasi- reorganization accounting. Please refer to FRR 210 and the Interpretive Response to Question 1 of SAB Topic 5:S.

- Please explain why you believe the reorganization would result in an increase in net assets under a quasi-reorganization analysis. We note elsewhere in your response that states "New Bullion should retain the assets and liabilities on the balance sheet at historical cost."

- Please clarify how the deferred tax asset relating to NOLs of loss periods prior to the reorganization has been recognized. Clarify if this amount has been recognized as an addition to contributed capital.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief

cc: K. Stertzel
        G.K. Schuler
        N. Gholson
        Mr. Leonard W. Burningham, Esq. – facsimile (801) 355-7126